AMENDED AND RESTATED TRANSFER AGENT SERVICING AGREEMENT
THIS AMENDED AND RESTATED TRANSFER AGENT SERVICING AGREEMENT is made and entered into as of this 10th day of Septemver 2019, by and between PROVIDENT MUTUAL FUNDS, INC., a Wisconsin corporation (the "Company") and U.S. BANCORP FUND SERVICES, LLC d.b.a. U.S. Bank Global Fund Services, a Wisconsin limited liability company ("USBFS").
WHEREAS the Company and USBFS have originally made and entered into a Transfer Agent Servicing Agreement, dated August 27, 2012, which is hereby amended and restated.
WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets;
WHEREAS, USBFS is, among other things, in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers; and
WHEREAS, the Company desires to retain USBFS to provide transfer and dividend disbursing agent services to each series of the Company listed on Exhibit A hereto (as amended from time to time) (each a “Fund” and collectively, the “Funds”).
NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBFS as Transfer Agent
The Company hereby appoints USBFS as transfer agent of the Company on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

2.	Services and Duties of USBFS
USBFS shall provide the following transfer agent and dividend disbursing agent services to the Fund:

A.	Receive and process all orders for the purchase, exchange, transfer, and/or redemption of Fund shares in accordance with Rule 22c-1 under the 1940 Act,

other applicable regulations, and as specified in the Fund's prospectus (the "Prospectus”).

B.
Process purchase and redemption orders with prompt delivery, where appropriate, of payment and supporting documentation to the shareholder based on the shareholder’s or the Company’s custodian instructions, and record the appropriate number of shares being held in the appropriate shareholder account.

C.	Process redemption requests received in good order and, where relevant, deliver appropriate documentation to the Company's custodian.

D.	Pay proceeds upon receipt from the Company's custodian, where relevant, in accordance with the instructions of redeeming shareholders.

E.	Process transfers of shares in accordance with the shareholder's instructions, after receipt of appropriate documentation from the shareholder as specified in the Prospectus.

F.
Prepare and transmit payments, or apply reinvestments for income dividends and capital gains distributions declared by the Company with respect to a Fund, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

G.	Serve as the Fund’s agent in connection with systematic plans including, but not limited to, systematic investment plans, systematic withdrawal plans, and systematic exchange plans.

H.	Make changes to shareholder records, including, but not limited to, address and plan changes (e.g., systematic investment and withdrawal, dividend reinvestment).

I.	Handle load and multi-class processing, including rights of accumulation and purchases by letters of intent in accordance with the Fund prospectus.

J.
Record the issuance of shares of each Fund and maintain, pursuant to Rule 17Ad-10(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a record of the total number of shares of each Fund which are authorized, issued and outstanding.

K.	Prepare ad-hoc reports as necessary at prevailing rates.

L.	Mail shareholder reports and Prospectuses to current shareholders.

M.	Prepare and file U.S. Treasury Department Forms 1099 and other appropriate information returns required with respect to dividends and distributions for all shareholders.

N.
Provide shareholder account information upon shareholder or Company requests and prepare and mail confirmations and statements of account to shareholders for all purchases, redemptions and other confirmable transactions as agreed upon with the Company.

O.
Mail and/or obtain shareholders’ certifications under penalties of perjury and pay on a timely basis to the appropriate federal or state authorities any taxes to be withheld on dividends and distributions paid by the Company, all as required by applicable federal and state tax laws and regulations.

P.
Provide the total number of shares of the Fund sold in each state to enable the Company to monitor such sales for blue sky purposes; provided that the Company, not USBFS, is responsible for ensuring that shares are not sold in violation of any requirement under the securities laws or regulations of any state.

Q.	Answer correspondence from shareholders, securities brokers and others relating to USBFS’ duties hereunder within required time periods established by applicable regulation.

R.	Reimburse the Fund for all material losses resulting from “as of” processing errors for which USBFS is responsible in accordance with the “as of” processing guidelines set forth on Exhibit B hereto.

S.	Calculate average assets held in shareholder accounts for purposes of paying Rule 12b-1 and/or shareholder servicing fees as directed by a Fund

T.	Provide service and support to financial intermediaries including but not limited to trade placements, settlements, and corrections.

3.	Lost Shareholder Due Diligence Searches and Servicing
The Company hereby acknowledges that USBFS has an arrangement with an outside vendor to conduct lost shareholder searches required by Rule 17Ad-17 under the Securities Exchange Act of 1934, as amended. Costs associated with such searches will be passed through to the Company as a miscellaneous expense in accordance with the fee schedule set forth in Exhibit C hereto. If a shareholder remains lost and the shareholder’s account unresolved after completion of the mandatory Rule 17Ad-17 search, the Company hereby authorizes vendor to enter, at its discretion, into fee sharing arrangements with the lost shareholder (or such lost shareholder’s representative or executor) to conduct a more in-depth search in order to locate the lost shareholder before the shareholder’s assets escheat to the applicable state. The Company hereby acknowledges that USBFS is not a party to these arrangements and does not receive any revenue sharing or other fees relating to these arrangements. Furthermore, the Company hereby acknowledges that vendor may receive up to 35% of the lost shareholder’s assets as compensation for its efforts in locating the lost shareholder.

4.	Anti-Money Laundering and Red Flag Identity Theft Prevention Programs
The Company acknowledges that it has had an opportunity to review, consider and comment upon the written procedures provided by USBFS describing various tools used by USBFS which are designed to promote the detection and reporting of potential money laundering activity and identity theft by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”). Further, the Company and USBFS have each determined that the Procedures, as part of the Company’s overall Anti-Money Laundering Program and Red Flag Identity Theft Prevention Program, are reasonably designed to: (i) prevent each Fund from being used for money laundering or the financing of terrorist activities; (ii) prevent identity theft; and (iii) achieve compliance with the applicable provisions of the Bank Secrecy Act, Fair and Accurate Credit Transactions Act of 2003 and the USA Patriot Act of 2001 and the implementing regulations thereunder.
Based on this determination, the Company hereby instructs and directs USBFS to implement the Procedures on the Company’s behalf, as such may be amended or revised from time to time. It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Company’s anti-money laundering and identity theft responsibilities.
The Company acknowledges and agrees that although it is directing USBGFS to implement the Procedures on its behalf, USBGFS is implementing the Procedures as a service provider to the Company and the Company is and remains ultimately responsible for complying with all applicable laws, rules, and regulations with respect to anti-money laundering, customer identification, identity theft prevention, economic sanctions, and terrorist financing, whether under the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Fair and Accurate Credit Transactions Act of 2003, or otherwise, including, without limitation, the establishment and board adoption of its own formal anti-money laundering program and the designation of its own anti-money laundering officer.
The Company further acknowledges and agrees that certain portions of the Procedures are applicable to certain products, entities, structures, or geographies and, accordingly, certain portions of the Procedures may not be implemented with respect to the Company. The Company has had the opportunity to discuss the Procedures with USBFS, and the Company understands and agrees which portions of the Procedures may not be implemented on behalf of the Company. Without limitation of the foregoing, USBFS shall not be responsible for providing anti-money laundering or customer identification services with respect to certain intermediary or dealer-controlled customer accounts (i.e., level 0 sub-accounts through the Fund/SERV system operated by the national Securities Clearing Corporation) and other fund client relationships where there is a sub-transfer agency or similar arrangement between the Company and the intermediary.
USBFS agrees to provide to the Company:

(a)
Prompt written notification of any transaction or combination of transactions that USBFS believes, based on the Procedures, evidence money laundering or identity theft activities in connection with the Company or any Fund shareholder;

(b)
Prompt written notification of any customer(s) that USBFS reasonably believes, based upon the Procedures, to be engaged in money laundering or identity theft activities, provided that the Company agrees not to communicate this information to the customer;

(c)
Any reports received by USBFS from any government agency or applicable industry self-regulatory organization pertaining to USBFS’ Anti-Money Laundering Program or the Red Flag Identity Theft Prevention Program on behalf of the Company;

(d)	Prompt written notification of any action taken in response to anti-money laundering violations or identity theft activity as described in (a), (b) or (c) immediately above; and

(e)	Certified annual and quarterly reports of its monitoring and customer identification activities pursuant to the Procedures on behalf of the Company.
The Company hereby directs, and USBFS acknowledges, that USBFS shall (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS’ implementation of the Procedures, on behalf of the Company, as they may request, and (ii) permit such federal regulators to inspect USBFS’ implementation of the Procedures on behalf of the Company.

5.	Compensation
USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit C hereto (as amended from time to time). USBFS shall also be reimbursed for such miscellaneous expenses as set forth on Exhibit C hereto as are reasonably incurred by USBFS in performing its duties hereunder. USBFS shall also be compensated for any increases in costs due to the adoption of any new or amended industry, regulatory or other applicable rules. The Company shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Company shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Company is disputing any amounts in good faith. The Company shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid, if any. With the exception of any fee or expense the Company is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Company to USBFS shall only be paid out of assets and property of the particular Fund involved.

6.	Representations and Warranties

A.	The Company hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)
It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)
This Agreement has been duly authorized, executed and delivered by the Company in accordance with all requisite action and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)
It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)
A registration statement under the 1940 Act and the Securities Act of 1933, as amended, will be made effective prior to the effective date of this Agreement and will remain effective during the term of this Agreement, and appropriate state securities law filings will be made prior to the effective date of this Agreement and will continue to be made during the term of this Agreement as necessary to enable the Company to make a continuous public offering of its shares.

(5)
All records of the Company (including, without limitation, all shareholder and account records) provided to USBFS by the Company or by a prior transfer agent of the Company are accurate and complete and USBFS is entitled to rely on all such records in the form provided.

B.	USBFS hereby represents and warrants to the Company, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)
It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)
This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)	It is a registered transfer agent under the Exchange Act.

7.	Standard of Care; Indemnification; Limitation of Liability

A.
USBFS shall exercise reasonable care in the performance of its duties under this Agreement. USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Company shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Company, as approved by the Board of Directors of the Company (the “Board of Directors”), except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Company, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

USBFS shall indemnify and hold the Company harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Company may sustain or incur or that may be asserted against the Company by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “Company” shall include the Company’s Directors, officers and employees.
Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement; or (ii) any delay by reason of circumstances beyond its reasonable control, including acts of civil or military authority, national emergences, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its reasonable control of transportation or power supply.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Company shall be entitled to inspect USBFS’ premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS. Moreover, USBFS shall provide the Company, at such times as the Company may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.
Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.
In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 7 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Company pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

8.	Data Necessary to Perform Services
The Company or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

9.	Proprietary and Confidential Information
USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Company, all records and other information relative to the Company and prior, present, or potential shareholders of the Company (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Company, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Company. Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Company or its agent, shall not be subject to this paragraph.
Further, USBFS will adhere to the privacy policies adopted by the Company pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Company and its shareholders.
The Company agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of USBFS, all non-public information relative to USBFS (including, without limitation, information regarding USBFS’ pricing, products, services, customers, suppliers, financial statements, processes, know-how, trade secrets, market opportunities, past, present or future research, development or business plans, affairs, operations, systems, computer software in source code and object code form, documentation, techniques, procedures, designs, drawings, specifications, schematics, processes and/or intellectual property), and not to use such information for any purpose other than in connection with the services provided under this Agreement, except (i) after prior notification to and approval in writing by USBFS, which approval shall not be unreasonably withheld and may not be withheld where the Company may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by USBFS. Information which has become known to the public through no wrongful act of the Company or any of its employees, agents or representatives, and information that was already in the possession of the Company prior to receipt thereof from USBFS, shall not be subject to this paragraph.
Notwithstanding anything herein to the contrary, (i) the Company shall be permitted to disclose the identity of USBFS as a service provider, redacted copies of this Agreement, and such other information as may be required in the Company’s registration or offering documents, or as may otherwise be required by applicable law, rule, or regulation, and (ii) USBFS shall be permitted to include the name of the Company in lists of representative clients in due diligence questionnaires, RFP responses, presentations, and other marketing and promotional purposes.
USBFS shall respond to Company’s reasonable requests for information concerning USBFS’ Information Security Program and, upon request, USBFS will provide a summary of its applicable policies and procedures to Company. USBFS also agrees, when requested, to complete the security questionnaire provided by Company. Company acknowledges that certain information provided by USBFS, including internal policies and procedures, may be proprietary to USBFS, and agrees to protect the confidentiality of all such materials it receives from USBFS to the same extent that it would protect its own such information. USBFS agrees to resolve promptly any applicable control deficiencies that do not meet the standards established by federal and state privacy and data security laws, rules, regulations, and/or industry standards related to USBFS’ Information Security Program that are identified through the completion of the questionnaire or otherwise.

USBFS shall:
(a)    Promptly notify the Company of any unauthorized access to Confidential Information (“Breach of Security”);
(b)     Promptly furnish to the Company all relevant details of such Breach of Security, to the extent such details are not subject to specific non-disclosure obligations imposed by state or federal law enforcement authorities, and assist the Company in investigating the Breach of Security;
(b)    Cooperate with the Company in any litigation and investigation of third parties deemed necessary by the Company or Trust to protect its proprietary and other rights;
(d)    Use reasonable precautions to prevent a recurrence of a Breach of Security; and
(e)    Take all reasonable and appropriate action to mitigate any potential harm related to a Breach of Security, including any reasonable steps requested by the Company.

10.	Records
USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Company, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Company and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Company or its designee on and in accordance with its request. However, USBFS may keep copies as necessary to comply with regulatory requirements.

11.	Compliance with Laws
The Company has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and statement of additional information. USBFS’ services hereunder shall not relieve the Company of its responsibilities for assuring such compliance or the Board of Director’s oversight responsibility with respect thereto.

12.	Duties in the Event of Termination

In the event that, in connection with the termination of this Agreement, a successor to any of USBFS’ duties or responsibilities hereunder is designated by the Company by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Company, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Company (if such form differs from the form in which USBFS has maintained the same, the Company shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’s personnel in the establishment of books, records, and other data by such successor. The Company shall also pay any fees associated with record retention and/or tax reporting obligations that may not be eliminated due to a conversion to a successor provider. If no such successor is designated, then such books, records and other data shall be returned to the Company.

13.	Term of Agreement; Amendment
This Agreement shall become effective as of the date first written above and may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Company, and authorized or approved by the Board of Directors.

14.	Assignment
This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Company without the written consent of USBFS, or by USBFS without the written consent of the Company accompanied by the authorization or approval of the Company’s Board of Directors.

15.	Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.

16.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

17.	Services Not Exclusive
Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

18.	Invalidity
Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

19.	Notices
Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:
Notice to USBFS shall be sent to:
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202
Attn: President

and notice to the Company shall be sent to:
Provident Mutual Funds, Inc.
N16 W23217 Stone Ridge Drive, Suite 310
Waukesha, Wisconsin 53188

21.    Multiple Originals
This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.
(Signatures on the following page)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

PROVIDENT MUTUAL FUNDS, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ James Daley	By: /s/ Jeanine Bajczyk

Name: James Daley	Name: Jeanine Bajczyk

Title: Chief Compliance Officer	Title: Senior Vice President

Exhibit A
to the
Amended and Restated Transfer Agent Servicing Agreement

Separate Series of Provident Mutual Funds, Inc.

Name of Series

Provident Trust Strategy Fund

Exhibit B
to the
Amended and Restated Transfer Agent Servicing Agreement

As Of Processing Policy

USBFS will reimburse each Fund for any Net Material Loss that may exist on the Fund’s books and for which USBFS is responsible, at the end of each calendar month. “Net Material Loss” shall be defined as any remaining loss, after netting losses against any gains, which impacts a Fund’s net asset value per share by at least ½ cent. Gains and losses will be reflected on the Fund’s daily share sheet, and the Fund will be reimbursed for any Net Material Loss on a monthly basis. USBFS will reset the as of ledger each calendar month so that any losses which do not exceed the materiality threshold of ½ cent will not be carried forward to the next succeeding month. USBFS will notify the advisor to the Fund on the daily share sheet of any losses for which the advisor may be held accountable.

Exhibit C to the Amended and Restated Transfer Agent Servicing Agreement

Provident Mutual Funds, Inc.
Transfer Agent, Shareholder & Account Services Fee Schedule
Effective 10/01/19

Annual Basis Point Fee and Service Charges to the Fund

▪	Base Fee for 1st CUSIP $[…] per year

▪	Each Additional fund or $[…] per year
class CUSIP Fee

▪	NSCC Level 3 Accounts $[…] per open account

▪	No-Load Fund Accounts $ […] per open account

▪	Load Fund Accounts $ […] per open account

▪	Daily Accrual Fund Accounts $[…] per open account

▪	Closed Accounts $[…] per closed account

Annual Basis Point Fee

▪	[…] basis point on the first $[…] million

▪	[…] basis point on the balance

Services Included in Annual Basis Point Fee

▪	Telephone Calls

▪	Voice Response Calls

▪	Manual Shareholder Transaction & Correspondence

▪	Omnibus Account Transaction

▪	Daily Valuation/Manual 401k Trade

▪	Report Source – Client on-line access to fund and investor data. Includes set up and user Ids.

▪	NSCC System Interface

▪	Short-Term Trader Reporting - Software application used to track and/or assess transaction fees that are determined to be short-term trades.

▪
Excessive Trader – Software application that monitors the number of trades (exchanges, redemptions) that meet fund family criteria for excessive trading and automatically prevents trades in excess of the fund family parameters.

▪	12b-1 Aging – Aging shareholder account share lots in order to monitor and begin assessing 12b-1 fees after a certain share lot age.

▪	AML Base Fee
Chief Compliance Officer Support Fee

▪	$[…] per year per fund complex

Miscellaneous Expenses
All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:
Telephone toll-free lines, mailing, sorting and postage, stationery, envelopes, service/data conversion, AML verification services, special reports, record retention, lost shareholder search, disaster recovery charges, ACH fees, Fed wire charges, NSCC activity charges, DST charges, shareholder/dealer print out (daily confirms, investor statements, tax, check printing and writing and commissions), voice response (VRU) maintenance and development, data communication and implementation charges, specialized programming, omnibus conversions, travel, excess history, FATCA and other compliance mailings, electronic document archiving.

Additional Services
Additional services not included above shall be mutually agreed upon at the time of the service being added. Digital Investor shareholder e-commerce, FAN Mail electronic data delivery, Vision intermediary e-commerce, client Web data access, recordkeeping application access, programming charges, outbound calling & marketing campaigns, training, cost basis reporting, investor email services, dealer reclaim services, literature fulfillment, money market fund service organizations, charges paid by investors, physical certificate processing, CUSIP setup, CTI reporting, sales reporting & 22c-2 reporting (MARS), electronic statements (Informa), Fund Source, EConnect Delivery, Shareholder Call review analysis, statement support, Mutual Fund Profile II services, dealer/fund merger events, NAV reprocessing, voluntary state withholdings and additional services mutually agreed upon.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

Fees are calculated pro rata and billed monthly.

The monthly fee for an open account shall be charged in the month during which an account is opened through the month in which such account is closed. The monthly fee for a closed account shall be charged in the month following the month during which such account is closed